Mail Stop 4561

July 25, 2007

<u>VIA U.S. MAIL AND FAX (909) 944-6605</u>

James F. Verhey
Chief Financial Officer
Kaiser Ventures LLC
3633 E. Inland Empire Blvd.
Suite 480
Ontario, CA 91764

> **Re:** **Kaiser Ventures LLC**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 27, 2007**
> **Form 10-QSB for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 11, 2007**
> **File No. 000-33433**

Dear Mr. Verhey:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 31

1.   We note you include an opinion from Moss Adams LLP. It does not appear that
        the opinion has been signed by Moss Adams LLP. Please amend your filing to
        include evidence that their opinion is signed.

Consolidated Statements of Operations, page 34

2.   Please tell us how your presentation of income from your equity method
        investment in West Valley MRF complies with Rule 5-03 of Regulation S-X.

3.   We note you have recorded interim activities, net loss as resource revenues.
        Please tell us how you determined it was necessary to record this item as resource
        revenues instead of resource operating costs, and reference the accounting
        literature you considered.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Buildings and Equipment, page 39

4.   We note you recorded a $2.5 million reserve for Eagle Mountain Townsite.
        Please tell us how you determined it was necessary to record a reserve, and
        reference the accounting literature you considered.

5.   We note that you use the assistance of third-party consultants in estimating your
        conditional asset retirement obligations. It would appear that the third-party
        consultants would be considered experts. As such, please name these third-party
        consultants and provide the appropriate consents.

Note 4. Investment in West Valley MRF, LLC, page 42

6.   We note that West Valley MRF is responsible for environmental issues that may
        arise related to deposit or release of hazardous substances. It does not appear that
        West Valley MRF has recorded an environmental liability. Please tell us how you
        have complied with SOP 96-1, or tell us why you believe it was not necessary to
        record this liability.

Exhibits 31.1 and 31.2

7.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "annual report" and "amended annual report" in paragraphs 2, 3, and 4, you have replaced the words "small business issuer" with "registrant," you have added the word "we" before "have" in the introductory language in paragraph 4, and you have changed the term "internal control" to "internal controls." Please revise your certifications in future filings to comply with the Exchange Act Rules.

Form 10-QSB for the three months ended March 31, 2007

Financial Statements

Consolidated Statements of Operations, page 16

8.   We note you have net income from interim activities for the three months ended March 31, 2007. This net income appears to be due to incidental operations. Please tell us how you have complied with paragraph 10 of SFAS 67 in determining that this amount should not reduce your eagle mountain landfill investment.

Notes to the Consolidated Financial Statements

Note 4. Comprehensive Income, page 21

9.   It does not appear that your detail of comprehensive income adjusts for the $42 thousand realized gain on investments that is also included in net income. Please tell us how you have complied with SFAS 130.

Exhibits 31.1 and 31.2

10.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "quarterly report" in paragraphs 2, 3, and 4. Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

James F. Verhey
Kaiser Ventures LLC
July 25, 2007
Page 4

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief